CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2011

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		As at
		March 31	December 31
	Notes	2011	2010

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$96,810	$99,306
Mineral property interest	4	1,055	1,055
		97,865	100,361

Current assets
Balances receivable from a related party	8	75	75
Amounts receivable and other assets	5	3,473	3,408
Marketable securities		1	1
Cash and cash equivalents	6	41,753	40,402
		45,302	43,886

Total Assets		$143,167	$144,247

EQUITY

Share capital	7	$385,558	$380,570
Reserves		37,425	35,114
Deficit		(283,722)	(275,624)
		139,261	140,060
LIABILITIES

Non-current liabilities
Deferred income taxes		3,542	3,633
		3,542	3,633

Current liabilities
Balances payable to a related party	8	225	102
Amounts payable and other liabilities	9	139	452
		364	554

Total Liabilities		3,906	4,187

Total Equity and Liabilities		$143,167	$144,247

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 13, 2011. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2011	2010

Expenses
Conference and travel		$103	$128
Donations		–	3
Exploration		316	147
Foreign exchange loss		79	21
Insurance		67	64
Legal, accounting and audit		53	30
Office costs		197	107
Salaries		622	425
Shareholder communication		176	98
Share-based compensation	7 (b)	6,501	902
Trust and filing		181	165
Loss from operating activities		8,295	2,090
Interest income		(197)	(81)
Loss before tax		8,098	2,009
Income tax expense (recovery)		–	(35)
Loss for the period		$8,098	$1,974

Other comprehensive loss (income)
Exchange difference arising on translation of investment in
the Pebble Limited Partnership	3	2,496	3,514
Deferred income tax on investment	7 (c)	(91)	(127)
Other comprehensive loss		$2,405	$3,387

Total comprehensive loss		$10,503	$5,361

Basic and diluted loss per common share	11	$0.09	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31
	Note	2011	2010

Cash flows from operating activities
Loss for the period		$(8,098)	$(1,974)
Adjustments for:
Foreign exchange loss		79	21
Income tax expense (recovery)		–	(35)
Interest income		(197)	(81)
Share-based compensation		6,501	902
		(1,715)	(1,167)
Changes in non-cash working capital items
(Increase) decrease in amounts receivable and other assets		(79)	6
Decrease in balances receivable from related parties		–	55
Decrease in amounts payable and other liabilities		(313)	(158)
Increase in balances payable to related parties		123	53
		(269)	(44)

Net cash used in operating activities		(1,984)	(1,211)

Cash flows from investing activities
Interest income		132	81
Net cash from investing activities		132	81

Cash flows from financing activities
Common shares issued for cash, net of issue costs	7	3,203	2,711
Net cash from financing activities		3,203	2,711

Net increase in cash and cash equivalents		1,351	1,581
Effect of exchange rate fluctuations on cash held		–	(21)
Cash and cash equivalents at beginning of the period		40,402	44,895

Cash and cash equivalents at end of the period		$41,753	$46,455

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity settled	Foreign
			share-based	currency	Investment
			payments	translation	revaluation
	Number of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at January 1, 2010	93,173,976	$370,660	$31,176	$5,743	$–	$(261,509)	$146,070
Shares issued for cash on exercise of share purchase options	556,390	2,711	–	–	–	–	2,711
Fair value of share options allocated to shares issued on exercise	–	2,718	(2,718)	–	–	–	–
Share-based compensation	–	–	902	–	–	–	902
Total comprehensive loss for the period	–	–	–	(3,387)	–	(1,974)	(5,361)
Balance at March 31, 2010	93,730,366	$376,089	$29,360	$2,356	$–	$(263,483)	$144,322

Balance at January 1, 2011	94,177,066	$380,570	$34,799	$316	$(1)	$(275,624)	$140,060
Shares issued for cash on exercise of share purchase options	573,083	3,203	–	–	–	–	3,203
Fair value of share options allocated to shares issued on exercise	–	1,785	(1,785)	–	–	–	–
Share-based compensation	–	–	6,501	–	–	–	6,501
Total comprehensive loss for the period	–	–	–	(2,405)	–	(8,098)	(10,503)
Balance at March 31, 2011	94,750,149	$385,558	$39,515	$(2,089)	$(1)	$(283,722)	$139,261

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at, 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia. The condensed consolidated interim financial statements ("Interim Financial Statements”) of the Company as at and for the period ended March 31, 2011, include financial information for the Company and its subsidiaries (note 10) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring its mineral property interests and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing of its share to complete the exploration and development of the Pebble Project; the Pebble Partnership obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2010. Accordingly accounting policies applied are the same as those applied in the Group’s annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

(b)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Group’s core mineral property interest, the Pebble Project, held through the 50% interest in the Pebble Partnership, is located in Alaska, USA. All other significant assets are held within Canada.

(c)	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Interim Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the inputs used in accounting for share-based compensation expense in loss; and

ii.

the provision for the income tax expense which is included in profit or loss and the composition of deferred income tax liabilities included in the condensed interim consolidated interim statements of financial position.

Critical accounting judgments

The following judgements have been made:

i.	the recoverability of amounts receivable which are included in the condensed consolidated interim statements of financial position;

ii.	the recoverability of the carrying value of the investment in the Pebble Partnership and mineral property interest included in the condensed consolidated interim statements of financial position; and

iii.	the determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves assessments made by management.

(d)	Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2011, the Group adopted new and revised International Financial Reporting Standards ("IFRS") that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

	(i)	Amendment to IAS 32 Financial Instruments: Presentation

Rights, options or warrants to acquire a fixed number of the Group’s equity instruments for a fixed amount of any currency will be allowed to be classified as equity instruments so long as the Group offers the rights, options or warrants pro rata to all of the Group’s existing owners of the same class of the Group’s non-derivative equity instruments.

	(ii)	Amendments to IFRS 3 Business Combinations

Clarification that the contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 that is outstanding at the adoption date continues to be accounted for in accordance with IFRS 3.

Limiting the accounting policy choice to measure non-controlling interests upon initial recognition at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitle the holder to a share of net assets in the event of liquidation.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Expansion of the guidance with regards to the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards.

(iii)	Amendments to IAS 27 Consolidated and Separate Financial Statements

Clarification that the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures resulting from IAS 27 should be applied prospectively, except for amendments resulting from renumbering.

(iv)	Amendments to IFRS 7 Financial Instruments: Disclosures

Amendment to disclosure requirements, specifically ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity’s exposure to risks arising from financial instruments.

(v)	Amendments to IAS 1 Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

(vi)	Amendments to IAS 24 Related Party Disclosures

Amendment of the definition for related parties.

(vii)	Amendments to IAS 34 Interim Financial Reporting

Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after July 1, 2011

	•	Amendments to IFRS 7 Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

(ii)	Effective for annual periods beginning on or after January 1, 2013

	•	New standard IFRS 9 Financial Instruments
	•	Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement

The Group has not early adopted these revised standards and is currently assessing the impact that these standards will have on the Group’s Interim Financial Statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership, formed in 2006 to hold its Pebble Property interest, into a limited partnership, the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo American plc ("Anglo American") could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Group and Anglo American has equal rights in the Pebble Partnership through wholly-owned affiliates. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to what is expected to be US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. After receipt of the approved prefeasibility report, Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring Anglo American’s total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, including to obtain relevant permits contemplated for current and planned activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remainder of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and Northern Dynasty on a 50:50 basis. To March 31 2011, Anglo American has funded US$327.7 million ($347.9 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and applies the equity method in accounting for this interest. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses as the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.5 billion is met. For the period ended March 31, 2011, the Pebble Partnership has incurred losses totaling $9,777 (2010 – $10,450). Cumulative losses since inception of the Pebble Partnership to March 31, 2011 total $342,633 (2010 – $274,503). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

Investment in the Pebble Partnership	As at March 31	As at December 31
	2011	2010
Carrying value at the beginning of the year	$99,306	$104,937
Foreign currency translation (note 7(c))	(2,496)	(5,631)
Carrying value at the end of the period	$96,810	$99,306

Summary financial information for the equity accounted investee, not adjusted for the percentage ownership held by the Group, is as follows:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Assets and Liabilities	As at March 31	As at December 31
	2011	2010
Ownership	50%	50%

Non-current assets	$96,596	$99,451
Current assets	11,865	14,825
Total assets	$108,461	$114,276

Current liabilities	3,856	5,011
Total liabilities	$3,856	$5,011

Losses	For the three months ended March 31
	2011	2010
Net loss for the period	$9,777	$10,450
Net cumulative losses	342,633	274,503

The net loss or the cumulative losses of the Pebble Partnership have not been included in the financial statements of the Group.

4.	MINERAL PROPERTY INTEREST

On June 29, 2010, the Group entered into a binding letter agreement with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 60.7 square kilometers of mineral claims located to the west of the Pebble Project in consideration for a US$1 million (approximately $1.1 million) cash payment and a loan advance of US$3 million (approximately $3.1 million). The purchase of the claims and the loan advance are interdependent (note 5(a)). The Pebble Partnership had the right to acquire these claims but has declined to exercise that right.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at March 31	As at December 31
	2011	2010
Amounts receivable	$221	$132
Loan receivable (a)	3,122	3,136
Other assets – prepayments	130	140
Total	$3,473	$3,408

(a)	Loan receivable

The loan receivable from Liberty Star earns 10% interest per annum compounded monthly. To date $222 has been recognized in interest income and included in the loan receivable. Other significant terms of the loan receivable include:

i.

The loan is secured by assets and mining claims owned by Liberty Star in Alaska, USA, in which the Group can earn a 60% interest if it spends US$10 million in exploration and claim maintenance over 6 years, subject to the signing of a definitive earn-in and joint venture agreement ("JV Agreement"). No definitive JV Agreement has been entered into as of the reporting date.

ii.	The loan is to be paid back to the Group upon 45 days notice after the earlier of:
a.	The completion of the earn-in expenditure; or

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

b.	The Group decides to voluntarily terminate the JV Agreement provided the Group has spent at least US$1 million in earn-in expenditures; or
c.	Liberty Star terminates the JV Agreement due to a superior 3rd party offer.
iii.	The Group may elect to deem the outstanding loan (including interest) as part of its earn-in requirements. The Group can only consider this once a definitive JV Agreement has been entered into.
iv.

The loan is convertible until the loan is repaid or deemed repaid, into common shares of Liberty Star based on a 5 day volume weighted average share price less the maximum allowable discount applicable as if Liberty Star shares were listed on the TSX Venture Exchange, provided that the Group has spent a minimum US$1 million in earn-in expenditures. To March 31, 2011, the Group had not expended US$1 million in earn-in expenditures.

v.

In addition to the above, the Group can require repayment of the loan and repayment will be due within 45 days thereof, because no definitive JV Agreement was entered into by the Group and Liberty Star within 60 days from the date of advancement of the loan.

vi.	The loan may be pre-paid by Liberty Star without penalty at any time on 10 days’ prior notice, during which the Group’s conversion rights will be unaffected.

6.	CASH AND CASH EQUIVALENTS

	As at March 31	As at December 31
	2011	2010
Business and savings accounts	$32,527	$31,207
Guaranteed Investment Certificates	9,226	9,195
Total	$41,753	$40,402

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2011, the authorized share capital comprised an unlimited (2010 – unlimited) number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding share purchase options are exercised and the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price as calculated pursuant to TSX policies. Share purchase options can have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the period ended March 31, 2011 was as follows:

	Exercise price	Dec 31				Mar 31
Expiry date	per share	2010	Granted	Exercised	Forfeited	2011
April 14, 2011	$ 9.74	22,500	–	(5,000)	–	17,500
April 30, 2011	$ 7.25	180,000	–	(90,000)	–	90,000
October 27, 2011	$ 3.00	84,693	–	(15,305)	–	69,388
February 2, 2012	$ 5.00	365,668	–	–	–	365,668
February 4, 2012	$ 5.00	1,125,885	–	(164,444)	–	961,441
February 20, 2012	$10.95	150,000	–	–	–	150,000
March 26, 2012	$ 8.25	25,000	–	–	–	25,000
April 11, 2013	$ 9.74	75,000	–	–	–	75,000
May 27, 2013	$ 7.59	1,602,030	–	(55,000)	(33,000)	1,514,030
August 22, 2013	$ 5.35	40,000	–	–	–	40,000
October 27, 2013	$ 3.00	107,000	–	–	–	107,000
February 2, 2014	$ 5.00	1,993,000	–	(170,000)	–	1,823,000
February 4, 2014	$ 5.00	73,334	–	(73,334)	–	–
March 15, 2014	$15.44	–	932,400	–	–	932,400
May 27, 2015	$ 7.59	951,000	–	–	–	951,000
March 15, 2016	$15.44	–	1,266,000	–	–	1,266,000
		6,795,110	2,198,400	(573,083)	(33,000)	8,387,427

Weighted average exercise price per share		$ 6.19	$ 15.44	$ 5.59	$ 7.59	$ 8.65
Weighted average contractual remaining life (years)		2.50				2.70
Weighted average share price per share on exercise				$17.85

During the period, the Group granted 2,198,400 share purchase options to purchase common shares at an exercise price of $15.44 per common share. Of the share purchase options granted, 132,000 were granted to non-employees; 15,000 to a consultant for the provision of investor relations advisory services; 90,000 to a former director for engineering consulting services; and 27,000 to a consultant for geological advisory services. The Group determined that given the nature of the services being provided and that continues to be provided; it could not determine the fair value of these services reliably. As a consequence, the Group estimated that the value of these services approximates the fair value of the share purchase options granted measured using the Black-Scholes option pricing model which at March 31, 2011 amounted to $414.

The Group also cancelled 33,000 share purchase options due to forfeitures as a result of terminations and resignations, with an average exercise price of $7.59 and with an expiry date of May 27, 2013.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the period ended March 31, 2010 was as follows:

	Exercise price	Dec 31			Forfeited /	Mar 31
Expiry date	per share	2009	Granted	Exercised	cancelled	2010
April 14, 2011	$ 9.74	27,500	–	–	–	27,500
April 30, 2011	$ 7.25	180,000	–	–	–	180,000
October 27, 2011	$ 3.00	134,908	–	(12,507)	(3,882)	118,519
February 2, 2012	$ 5.00	474,834	–	(89,166)	–	385,668
February 4, 2012	$ 5.00	1,737,202	–	(333,384)	(53,501)	1,350,317
February 20, 2012	$10.95	150,000	–	–	–	150,000
March 26, 2012	$ 8.25	25,000	–	–	–	25,000
April 11, 2013	$ 9.74	75,000	–	–	–	75,000
August 22, 2013	$ 5.35	40,000	–	–	–	40,000
October 27, 2013	$ 3.00	130,000	–	(23,000)	–	107,000
February 2, 2014	$ 5.00	2,018,000	–	(25,000)	–	1,993,000
February 4, 2014	$ 5.00	220,000	–	(73,333)	–	146,667
		5,212,444	–	(556,390)	(57,383)	4,598,671

Weighted average exercise price per share		$ 5.26	$ –	$ 4.87	$ 4.86	$ 5.31
Weighted average contractual remaining life (years)		2.99				2.81
Weighted average share price per share on exercise				$ 9.50

There were no share options granted during the period ended March 31, 2010. The Group cancelled 57,838 share purchase options due to forfeitures as a result of terminations and resignations, with exercise prices of $3.00 and $5.00 and with expiry dates of October 27, 2011 and February 4, 2012.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The following share purchase options were exercisable at March 31, 2011:

		At March 31, 2011
	Exercise price per	Number of options	Number of options
Expiry date	share	outstanding	exercisable
April 14, 2011	$ 9.74	17,500	17,500
April 30, 2011	$ 7.25	90,000	90,000
October 27, 2011	$ 3.00	69,388	69,388
February 2, 2012	$ 5.00	365,668	365,668
February 4, 2012	$ 5.00	961,441	961,441
February 20, 2012	$10.95	150,000	150,000
March 26, 2012	$ 8.25	25,000	25,000
April 11, 2013	$ 9.74	75,000	75,000
May 27, 2013	$ 7.59	1,514,030	415,364
August 22, 2013	$ 5.35	40,000	40,000
October 27, 2013	$ 3.00	107,000	107,000
February 2, 2014	$ 5.00	1,823,000	1,823,000
March 15, 2014	$15.44	932,400	310,800
May 27, 2015	$ 7.59	951,000	317,000
March 15, 2016	$15.44	1,266,000	422,000
		8,387,427	5,189,161

Weighted average exercise price per share		$ 8.65	$ 7.09

The weighted average fair value of the share purchase options granted during the period was $6.56 (2010 – nil as none granted). Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

Risk-free interest rate	2.29%
Expected life	4.15 years
Expected volatility	64%
Grant date share price	$13.78
Expected dividend yield	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The Group determines volatility using historical closing prices as a basis for expected volatility from three to five years subject to forfeiture rates as appropriate. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

(c)	Foreign Currency Translation Reserve

	Three months ended March 31
	2011	2010
Balance at beginning of period	$316	$5,743
Exchange loss on translation of investment in the Pebble Partnership	(2,496)	(3,514)
Deferred income tax on investment	91	127
Balance at the end of period	$(2,089)	$2,356

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and related tax effect that have been recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

The following entities transacted with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

Transactions with Key Management Personnel

The aggregate value of transactions with key management personnel being directors and senior management comprising the senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs were as follows:

	For the Three Months Ended March 31
Compensation	2011	2010
Salaries	$410	$255
Share-based compensation	3,439	478

Total	$3,849	$733

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Transactions with other Related Parties

The aggregate value of transactions and outstanding balances with related parties were as follows:

	Three months ended March 31
Transactions	2011	2010

Services rendered to the Group:
Hunter Dickinson Services Inc. (a)	$870	$513
Total for services rendered	$870	$513

Reimbursement of third party expenses incurred on behalf of the
Group:
Hunter Dickinson Services Inc. (a)	$317	$177
Total reimbursed by the Group	$317	$177

	As at March 31	As at December 31
Related party balances receivable	2011	2010
Pebble Partnership (b)	$75	$75
Total	$75	$75

	As at March 31	As at December 31
Related party balances payable	2011	2010
Hunter Dickinson Service Inc. (a)	$225	$102

(a)

Hunter Dickinson Services Inc. ("HDSI") is a wholly-owned subsidiary of Hunter Dickinson Inc., a private company with certain directors and officers in common with the Group. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Group and its subsidiaries pursuant to annually set rates.

(b)	The Group paid consultants fees on behalf of the Pebble Partnership in the normal course of operations.

9.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	As at March 31	As at December 31
Falling due within the year	2011	2010
Trade payables	$139	$452

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

10.	SUBSIDIARIES

		Proportion of Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	British Columbia, Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

1.	The Group’s affiliate which holds the Group’s 50% interest in the Pebble Partnership (note 3).
2.	The Group’s subsidiary which holds the claims purchased from Liberty Star (note 4).

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the period ended March 31, 2011 was based on the loss attributable to common shareholders of $8,098 (2010 – $1,974) and the weighted average number of common shares outstanding of 94,567,497 (2010– 93,254,502) respectively.

Diluted loss per share did not include the effect of 8,387,427 (2010 – 4,598,671) share purchase options as they are anti-dilutive.

12.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

The Group’s loan receivable from Liberty Star (note 5(a)) is secured by other claims and assets owned by Liberty Star in Alaska, USA. Management has assessed the recoverability of the loan as at the end of the reporting period and based on financial information available on Liberty Star, management has concluded that there is no objective evidence of impairment to the loan and considers the full amount to be recoverable.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Historically, the Group’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, when the Group issued common shares pursuant to a private placement financing, the Group has in each past year issued common shares pursuant to the exercise of share purchase options. The Group's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American. Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $42 million in cash and cash equivalents for its own operating requirements. With the Pebble Project’s 2011 funding being funded by Anglo American, and given the Group’s holdings of cash and cash equivalents, the Group believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in Note 3, the Group is in a 50:50 limited partnership with Anglo American. Each of the Group and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion over a period of several years. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008, plus additional expenditures approved. If a prefeasibility study is completed and the decision is to proceed, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At March 31, 2011, the Group had working capital of approximately $45 million as compared to $43.3 million at December 31, 2010.

The Group has no contractual obligations other than current trade and related party payables (notes 8 and 9).

Foreign exchange risk

The Group is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. As a consequence, the Group’s results from its operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s Interim Financial Statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Group’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

Currency	As at March 31, 2011		As at December 31, 2010
	Foreign currency	Amount in	Foreign currency	Amount in
	amount	Canadian dollars	amount	Canadian dollars
US dollars
Amounts receivable	$3,220	$3,122	$3,153	$3,136
Cash and cash equivalents	18	17	49	48
Total financial assets	$3,238	$3,139	$3,202	$3,184

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at March 31, 2011		As at December 31, 2010
	Foreign currency	Amount in	Foreign currency	Amount in
	amount	Canadian dollars	amount	Canadian dollars
US dollars
Amounts payable and other liabilities	$–	$–	$1	$1
Total financial liabilities	$–	$–	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $314 in the period (2010 – $62). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $101 in the period (2010 – $113).

Commodity price risk

While the value of the Group’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Group currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have historically fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

There were no changes in the Group's approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

	Financial assets at fair value as at March 31,2011
	Level 1	Level 2	Level 3	Total
Available for sale financial assets
Marketable securities	$1	$–	$–	$1
Total financial assets at fair value	$1	$–	$–	$1

	Financial assets at fair value as at December 31,2010
	Level 1	Level 2	Level 3	Total
Available for sale financial assets
Marketable securities	$1	$–	$–	$1
Total financial assets at fair value	$1	$–	$–	$1

13.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s condensed consolidated interim financial position or interim results of operations which require additional disclosure of in these Interim Financial Statements.

14.	SUBSEQUENT EVENTS

The Group issued 138,375 common shares pursuant to the exercise of share purchase options with a weighted average exercise price of $6.93 per common share from April through May 6, 2011. The Group cancelled 4,000 options with an exercise price of $15.44 per common share and an expiry date of March 15, 2014 due to forfeitures on resignation. 10,000 options with an exercise price of $9.74 per common share expired unexercised.